RICHTER

BUREAU FAMILIAL | D'AFFAIRES
BUSINESS | FAMILY OFFICE

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Desjardins Securities International Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Desjardins Securities International Inc. (the "Company") as at December 31, 2024, the related statements of operations, changes in shareholder's equity and cash flows, for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States ("US GAAP").

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Desjardins Securities International Inc.'s financial statements. The schedule of computation of net capital is the responsibility of Desjardins Securities International Inc.'s management. Our audit procedures included determining whether the schedule of computation of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the schedule of computation of net capital.

MONTRÉAL
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1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO
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181 Bay St., #3510
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO
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200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA

In forming our opinion on the schedule of computation of net capital, we evaluated whether the schedule of computation of net capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the schedule of computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Richter LLP[1]

Montreal, Québec
February 14, 2025

[1]CPA auditor, public accountancy permit No. A129175